EXHIBIT 12 -- STATEMENT OF THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	In Thousands (unaudited)

	Three months ended March 31,	Year ended June 30,
	2007	2006	2005	2004

Earnings before Income Taxes	$1,712	$290	$6,366	$199
Add Fixed Charges	1,838	1,026	455	243
Add Amortization of Capitalized Interest	(6)	-	-	-
Less Interest Capitalized	(947)	(750)	-	-

Earnings Available for Fixed Charges	$2,597	$566	$6,821	$442
Fixed Charges:
Interest Component of Rent Expense	1	11	35	6
Interest Expense	890	265	455	237
Interest Capitalized	947	750	-	-

Total Fixed Charges	$1,838	$1,026	$455	$243

Ratio of Earnings to Fixed Charges	1.4	0.6	15.0	1.8

Earnings consist of earnings from continuing operations before income taxes and fixed charges less capitalized interest. Fixed charges consist of interest and the portion of rental expense deemed representative of the interest factor.

(1) On December 28, 2006, the registrant, under its prior name of OraLabs Holding Corp. ("OraLabs"), and Partner Success Holdings Limited ("PSHL") closed on a share exchange and the registrant's name was changed to China Precision Steel, Inc. (the “Company”). At the Closing, OraLabs issued to the sole owner of PSHL’s common stock and his designees shares of common stock constituting 94% of the total issued and outstanding common stock. Upon the consummation of the share exchange, PSHL became a wholly-owned subsidiary of the Company and the Company now owns 100% of the issued and outstanding shares of PSHL’s common stock. The Company's prior operating subsidiary, OraLabs Inc., was spun-off immediately following the closing of the share exchange.

* From 2002 to 2005, the Company, under its prior name of OraLabs, operated with a fiscal year end of December 31. However, complete data to provide OraLabs ratios is not available and is not considered relevant for purposes of analyzing the ratios for the continuing operations of the Company as China Precision Steel, Inc.

* PSHL, the Company's operating subsidiary as of December 28, 2006, operates with a fiscal year end of June 30. Thus, fiscal years 2004, 2005, and 2006 are presented for PSHL. Data prior to 2004 is not available without undue burden and cost.